OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

April 11, 2011

VIA EDGAR

Valerie J. Lithotomos, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:     Oppenheimer Short Duration Fund

     Pre-Effective Amendment No. 2 to the
     Registration Statement on Form N-1A

     SEC File Nos. 811-22520 and 333-171815

Dear Ms. Lithotomos:

We have reviewed your comments dated April 1, 2011 to the initial registration statement on Form N-1A, filed January 21, 2011, and Pre-Effective Amendment No. 1, filed March 15, 2011 (together the “Registration Statement”), for the Oppenheimer Short Duration Fund (the “Fund”). For your convenience, we have included each of your comments in italics, followed by our responses.

We are filing Pre-Effective Amendment No. 2 (the "Amendment") to the Registration Statement to reflect changes we have made in response to those comments and to include certain exhibits and non-material changes. The captions used below correspond to the captions in the Fund's Registration Statement and defined terms have the meanings defined therein.

Prospectus

General and Summary Prospectus

1. Please clarify the distinction between principal risks, non-principal risks, main risks and special risks.

The risks that are summarized in response to Item 4 of Form N-1A are the risks to which the Fund’s portfolio as a whole is expected to be subject. The heading to that section identifies them as "Principal Risks" and the subheadings identify them using the equivalent, more "plain English," term "Main Risks." The Fund's principal strategies and risks are described in more detail in response to Item 9. That section is titled "The Fund's Principal Investment Strategies and Risks" and includes the Fund’s principal investment strategies and additional information about the risks that the Fund’s portfolio is expected to be subject to as a whole.

The section "Other Investment Strategies and Risks" provides more details regarding the anticipated risks to specific segments of the Fund's portfolio. We have moved the more detailed disclosure regarding "Illiquid and Restricted Securities" from that section into the "Principal Investment Strategies and Risks" section of the Item 9 disclosure. "Special risks" denote risks that may only apply to a particular segment of the Fund's portfolio, but that might have a greater impact on the Fund's performance under certain circumstances.

2. Please clarify how the Fund measures the maturity or duration date of variable rate securities or debt, subject to puts or options.

We have added the following disclosure to the section "Principal Investment Strategies – What is Duration?":

"The Fund calculates duration based on a security's next interest rate reset date or the next date on which the Fund can exercise a put at par value, whichever is earlier."

3. The prospectus defines "Duration" in the section titled Principal Investment Strategies. Please clarify how the term "effective duration" corresponds to the Fund's name of "short duration." Please explain the meaning of "effective" maturity date and how it differs from "duration."

As noted in the first paragraph of the section "Principal Investment Strategies," the Fund seeks to maintain an effective portfolio duration of one year or less, which is considered in common industry usage to be "short duration." The Commission's guidance on use of the term "duration" states that a " fund that uses a name suggesting that its bond portfolio has a particular duration, . . . may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund's prospectus."1

Our definition of the term "effective duration" explains that duration seeks to "measure the expected percentage change in the value of a bond or a portfolio resulting from a change in prevailing interest rates" and that a bond with a three year duration would be expected to result in a 3% decline in value in response to a 1% increase in general interest rates. We have added the disclosure that "The Fund calculates duration based on a security's next interest rate reset date or the next date on which the Fund can exercise a put at par value, whichever is earlier." Securities with "an effective or final maturity of not more than three years," means securities with a final maturity or the ability to exercise a put in not more than three years.2 The term "effective maturity" does not include consideration of an interest reset date, whereas "effective duration" does. We have added that disclosure to the section "Principal Investment Strategies."

4. Please remove the last sentence in the section titled "Portfolio Turnover."

We have removed that sentence as requested.

5. In the principal investment strategies section, please disclose whether investing in derivatives is a principal strategy.

The Fund can use derivatives to hedge against interest rate movements and manage the overall duration of its portfolio. Since that is an essential component of the Fund's strategy, we include derivatives in the "Principal Strategies" section of the prospectus.

6. Please disclose whether the Fund will engage in frequent trading (i.e., turnover rate is over 100%) earlier in the prospectus, and if so, please add disclosure and a risk.

The Fund does not anticipate having a portfolio turnover rate of more than 100%. We include portfolio turnover risk disclosure in the section "About the Fund's Investments – Other Investment Strategies and Risks."

7. Please disclose the investment quality of the securities in which the Fund intends to invest. Also, define the term "high quality."

As noted in the first paragraph of the section "Principal Investment Strategies, under "normal market conditions, the Fund invests in "short-term . . . investment-grade debt securities." In the fourth paragraph of that section we state that "'Investment grade' debt securities are rated in one of the top four categories by nationally recognized statistical rating organizations such as Moody's or Standard & Poor's." We have deleted the term "high quality."

8. Please explain whether the adviser will utilize any temporary defensive strategies should the Fund not meet its target duration.

If a rise in interest rates caused the Fund to temporarily exceed a one year effective duration, it would not enter into any transactions that could lengthen its portfolio duration until after its duration had returned to less than one year. We have added that disclosure to the sections "Principal Investment Strategies." and "About the Fund's Investments – Duration."

More about the Fund

9. Please disclose whether the Fund may invest in securities that are rated below investment grade.

We noted in the third paragraph of the section "Credit Quality" that the Fund "only purchases investment-grade debt securities but is not required to dispose of debt securities that fall below investment grade after the Fund buys them."

10. In the section titled "Foreign Debt Securities," please disclose whether they are short-term debt securities and state their credit quality.

We indicate in the section "Principal Strategies" that the Fund limits its investments to debt securities with " an effective or final maturity of not more than three years " and, as noted in response to comment 9 above, the Fund only purchases investment grade securities. These policies apply to all of the Fund's investments, including its investments in foreign debt securities.

11. Please disclose whether investing in derivatives is for hedging purposes, and the Fund's percentage limits on its use of hedging instruments.

Investments in derivatives will be used only for hedging purposes. There are no limits as to the percentage of the Fund's portfolio that can be hedged. We have revised the disclosure to delete the reference to percentage limits.

12. Please add risk disclosure, if appropriate, relating to developing countries, supranational organization, and foreign government.

The general risks of foreign securities are included in the section "Principal Risks – Main Risks of Investments in Foreign Issuers" and the additional risk that foreign government securities "may not be supported by the “full faith and credit” of that government" is included in the third bullet point in the section "Fixed-Income Investments." The Fund does not invest in developing market countries to a material extent.

13. Please explain why liquidity risk is a principal risk and disclose the Fund's liquidity policy.

We consider liquidity risk a significant risk because of recent events in the fixed-income markets, which are describe in the section "Principal Risks – Main Risks of Fixed Income Securities – Fixed-Income Market Risks." The Fund's policy to not invest more than 15% of its net assets in illiquid securities is included in the second paragraph of subsection "Illiquid and Restricted Securities" in the section "About the Fund's Investments." The "Illiquid and Restricted Securities" disclosure has been moved from the "Other Investment Strategies and Risks" sub-section to "The Fund's Principal Investment Strategies and Risks" sub-section.

14. The prospectus states that Class A shares are not currently available for purchase. Please explain why the Class is described in the prospectus. Also, please clarify why there is a reference to contingent deferred sales charge since the Fund apparently does not impose one.

We anticipate launching Class A shares prior to the end of the Fund's first fiscal year and therefore have described the characteristics of those shares in these filings. The references to a contingent deferred sales charge have been removed.

15. Please clarify whether investing in floating rate and variable rate notes affects the calculation of duration.

As noted in our response to comment 2 above, the Fund calculates duration based on a security's next interest rate reset date (applicable to floating rate and variable rate notes) or the next date on which the Fund can exercise a put at par value, whichever is earlier.

16. Please disclose when and under what circumstances the Fund might not meet its duration target.

The Fund might exceed a one year effective duration level if the Fund were both near a one year duration and held securities that would extend duration if interest rates suddenly rose. We have added that disclosure to the section "About the Fund's Investments – The Fund's Principal Investment Strategies and Risks – Duration."

17. Please clarify that a purchaser of shares would receive NAV next determined after receipt by the Distributor. Also, please inform the staff under what circumstances the Distributor may reject any purchase order.

In the first paragraph in the section "The Price of Fund Shares" we state that "The net asset value that applies to a purchase or redemption order is the next one calculated after the Distributor, or any agent appointed by the Distributor, receives the order in proper form as described in this prospectus." As stated in the first paragraph of the section "How to Buy and Sell Shares – Buying Shares," The Distributor may reject any purchase order "in its sole discretion." This might occur if the order would be disruptive to the Fund's investment policies or if the Distributor felt that the order was irregular in some respect or for other reasons.

18. Please confirm that the cost of reflow is shown as "Other Expenses" in the fee table.

There are no costs associated with the ReFlow facility unless that facility is actually utilized by the Fund. The estimated expenses for the Fund's first fiscal year reflect that the Fund is not expected to utilize the ReFlow facility during that period.

19. Please confirm that the fee table is based on gross assets, not net of the voluntary waiver.

The expenses shown in the Fee Table are based on anticipated gross assets and are not net of the voluntary waiver.

20. Please disclose whether the Fund's board of trustees has adopted policies and procedures with respect to frequent purchases and redemptions of the Fund shares by Fund shareholders. See Item 1 l(e)(2) of Form N-11A.

The second paragraph of the section "Frequent Purchase and Redemption Activity" indicates that the "Fund does not have any general limits on frequent purchase and redemption activity."

Statement of Additional Information

21. Please delete the statement that the Fund can invest more than 25% of its total assets in a group of industries. As an alternative, substitute "will" for "can" and identify the group of industries in which the Fund will concentrate. In addition, add appropriate disclosure to the prospectus.

We have added the statement that the Fund will invest more than 25% of its total assets in the banking industry and in the financial services group of industries in the section "Principal Investment Strategies" and have added the section Main Risks of Concentration in Banking and Financial Services" to the section "Principal Risks" and we have made corresponding changes to the "Investment Restrictions" section of the SAI.

22. Please disclose the Fund's policy on borrowing and leveraging in the SAI.

The second bullet point in the section "Other Fundamental Investment Restrictions" states that the Fund "may not borrow money, except to the extent permitted under the Investment Company Act, the rules or regulations thereunder or any exemption therefrom that is applicable to the Fund, as such statute, rules or regulations may be amended or interpreted from time to time." and the paragraph immediately following those bullet points discloses that under the Investment Company Act, and the Oppenheimer funds' exemptive order, the Fund "may borrow only from banks and/or affiliated investment companies in an amount up to one-third of its total assets (including the amount borrowed less all liabilities and indebtedness other than borrowing), except that a fund may borrow up to 5% of its total assets for temporary purposes from any person."

23. Please explain why the Fund "cannot make loans," and clarify that the Investment Company Act of 1940 does not limit loans, and that lending is part of the Fund's strategy.

In the sixth bullet point in the section "Other Fundamental Investment Restrictions," we qualify the bullet point language that "The Fund cannot make loans" with the text "except to the extent permitted under the Investment Company Act, the rules or regulations thereunder or any exemption therefrom that is applicable to the Fund . . ." We note that Section 21 of the Investment Company Act prohibits loans by investment companies to a "person [that the investment company] controls or [that] is under common control with such registered company."

The paragraph immediately following the bullet points in the section "Other Fundamental Investment Restrictions" states that "presently under the Investment Company Act, a fund may lend its portfolio securities in an amount not to exceed 33 1/3 percent of the value of its total assets."

24. Please state that the Fund applies the "look through" test to affiliated funds for purposes of the investment limitations.

The Fund will not invest in any affiliated funds except for Oppenheimer Institutional Money Market Fund, which is considered a "cash equivalent" for purposes of the Fund's investment limitations.

General Comments

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We have not submitted and do not expect to submit an exemptive application or no-action request in connection with the Fund's registration statement.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

We are filing Pre-Effective Amendment #2 concurrently with these responses and are requesting that the Fund's registration statement be declared effective on April 8, 2011.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Amendment or this letter to the undersigned at:

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-5089

nvann@oppenheimerfunds.com

Sincerely,

/s/ Nancy S. Vann
Nancy S. Vann
Vice President & Associate Counsel

Enclosures

cc:     K&L Gates LLP

     Kathleen T. Ives, Esq.

     Gloria J. LaFond

1 See Question 12, "Frequently Asked Questions about Rule 35d-1 (Investment Company Names)."

2 See Question 11, "Frequently Asked Questions about Rule 35d-1 (Investment Company Names)," http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm, defining "short-term" as indicating a "dollar-weighted average maturity of . . . no more than 3 years." Cf. Complaint in Securities and Exchange Commission v. Charles Schwab Investment Management, Inc., et al, "Ultra-short bond funds are fixed-income funds with durations usually less than one year." and "YieldPlus owned many long-maturity bonds . . ." http://www.sec.gov/litigation/complaints/2011/comp21806.pdf.